# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACUREN CORP, CIK 0002032966
CUSIP: 00510N102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14434 Medical Complex Drive, Suite 100, Tomball, Texas (TX), 77377
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001536006

## Reporting persons
- Progeny 3, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 15,000,000; shared voting power 0; sole dispositive power 15,000,000; shared dispositive power 0; aggregate amount beneficially owned 15,000,000 (12.3% of the class)
- Jon Hemingway: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 15,000,000; shared voting power 0; sole dispositive power 15,000,000; shared dispositive power 0; aggregate amount beneficially owned 15,000,000 (12.3% of the class)

## Item 1. Issuer
Name of issuer: ACUREN CORP
Address of issuer's principal executive offices: 14434 Medical Complex Drive, Suite 100, Tomball, Texas, 77377

## Item 2. Person Filing
Name of person filing:
This statement is filed by Progeny 3, Inc., a Washington corporation (the "Manager"), which serves as the manager of certain accounts (collectively, the "Accounts"), and Jon Hemingway ("Hemingway"), who controls the Manager.
The foregoing persons may be referred to hereinafter as the "Reporting Person." Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: 5209 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033
Citizenship: Progeny 3, Inc. is organized under the laws of the State of Washington and Hemingway is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The percentages used in this Schedule 13G are calculated based upon the number of shares of Common Stock issued and outstanding as of as reported in the Company's Form 10-K filed March 27, 2025.

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Reporting Persons do not directly own any Common Stock. Pursuant to investment agreements with the Accounts, the Manager maintains voting and dispositive power with respect to the securities held by the Accounts. Hemingway controls the Manager. Under the rules promulgated by the Securities and Exchange Commission, the Reporting Persons may be deemed to beneficially own the Common Stock. Each Reporting Person hereby disclaims beneficial ownership of the securities covered by this statement.
Percent of class: See cover page
Sole power to vote or to direct the vote: See cover page
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See cover page
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Progeny 3, Inc.: /s/ Chris Hemingway, Chris Hemingway, Co-Chief Investment Officer (05/09/2025)
- Jon Hemingway: /s/ Chris Hemingway, Chris Hemingway, as Attorney-in-Fact for Jon Hemingway, Chief Executive Officer (05/09/2025)